UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

TO

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

TUBEMOGUL, INC.

(Name of Subject Company)

TUBEMOGUL, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

898570106

(CUSIP Number of Class of Securities)

Brett Wilson

President and Chief Executive Officer

TubeMogul, Inc.

1250 53rd Street, Suite 2

Emeryville, California 94608

(510) 653-0126

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Peter M. Astiz, Esq.	Eric Deeds, Esq.
Brandee Fernandez, Esq.	General Counsel
DLA Piper LLP (US)	TubeMogul, Inc.
2000 University Ave	1250 53rd Street, Suite 2
East Palo Alto, California 94303	Emeryville, California 94608
(650) 833-2000	(510) 653-0126

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”), initially filed by TubeMogul, Inc., a Delaware corporation (“TubeMogul”), with the Securities and Exchange Commission (the “SEC”) on November 18, 2016, relating to the tender offer by Tiger Acquisition Corporation, a Delaware corporation (“Purchaser”), and a subsidiary of Adobe Systems Incorporated, a Delaware corporation (“Adobe”), to purchase all of the outstanding shares of TubeMogul’s common stock, par value $0.001 per share (the “Shares”) at a purchase price of $14.00 per Share, net to the seller in cash, without interest thereon and subject to any required tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 18, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows by adding the following section immediately before the heading “Forward-Looking Statements”:

“Expiration of the Offer; Completion of Merger

The Offer and withdrawal rights expired as scheduled at one minute past 11:59 p.m., Eastern Time, on Friday, December 16, 2016 (such date and time, the “Expiration Time”), without being extended. American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), has advised that, as of the Expiration Time, 30,414,093 Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that are not yet delivered in settlement or satisfaction of such guarantee) had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 75.87% of the aggregate number of then issued and outstanding Shares (assuming the exercise of all outstanding options and the issuance of all Shares that TubeMogul is obligated to issue thereon). Accordingly, the Minimum Tender Condition (as defined in the Merger Agreement) has been satisfied. As a result of the satisfaction of the Minimum Tender Condition and each of the other conditions to the Offer, Purchaser has accepted for payment all Shares that were validly tendered, and not withdrawn, pursuant to the Offer. In addition, the Depositary has advised that, as of the Expiration Time, 839,519 Shares have been tendered by Notice of Guaranteed Delivery, representing approximately 2.09% of the aggregate number of then issued and outstanding Shares (assuming the exercise of all outstanding options and the issuance of all Shares that TubeMogul is obligated to issue thereon).

As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns at least the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of TubeMogul. Pursuant to Section 251(h) of the DGCL, subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Adobe and Purchaser intend to complete the acquisition of TubeMogul through the Merger as promptly as practicable without a meeting of stockholders of TubeMogul. At the Effective Time and as a result of the Merger, each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive the Offer Price, in cash, without interest thereon and subject to any required tax withholding, other than (i) Shares held in the treasury of TubeMogul and Shares owned by Purchaser, Adobe or any wholly owned subsidiary of Adobe or of TubeMogul immediately prior to the Effective Time, or (ii) Shares held by any stockholder that is entitled to demand and properly demands appraisal of such Shares pursuant to, and which complies in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost such stockholder’s rights to such appraisal and payment under the DGCL with respect to such Shares.

Following the Merger, the Shares will no longer be listed on the Nasdaq Global Select Market and TubeMogul will be deregistered under the Exchange Act.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TUBEMOGUL, INC.

By:	/s/ Brett Wilson
Name:	Brett Wilson
Title:	Chief Executive Officer

Dated: December 19, 2016